October 5, 2006

Randy Hardin
Chief Executive Officer
Universal Power Group, Inc.
1720 Hayden Road
Carrollton, Texas 75006

> **Re: Universal Power Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 12, 2006**
> **File No. 333-137265**

Dear Mr. Hardin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1.   Please revise your fee table to separately identify those shares of common stock to be sold by the selling stockholder.

General

2.   Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering within that range. Also, in the

next amendment, please fill in the blanks throughout the filing, and note that we may have additional comments after you do so.

3.   Please provide us with copies of the graphics, if any, that you intend to use in your prospectus. We may have further comment after reviewing those materials.

Prospectus Cover Page

4.   Please revise to disclose the number of shares the underwriters may purchase from each of (1) Zunicom and (2) the registrant pursuant to the over-allotment option.

5.   State that, prior to this offering, Zunicom owned 100 percent of the outstanding common stock and will own ____ percent after the offering.

6.   Revise the first paragraph to include all the securities you are registering.

Risk Factors, page 8

We depend on a limited number of suppliers . . ., page 8

7.   Name the suppliers referenced in the second paragraph of this risk factor.

8.   Please file all supply agreements upon which you substantially rely. We note, for example, the agreement with the Chinese supplier referenced in the second paragraph.

Use of Proceeds, page 17

9.   Please disclose the approximate amount of the proceeds from this offering you intend to use for each stated purpose.

10.   We note your disclosure in the first paragraph on page 18 that the $2 million note payable to Zunicom is prepayable out of the net proceeds from the sale of shares covered by the over-allotment option. If you intend to use the proceeds of your offering in this manner, please provide the disclosure required by Item 504 of Regulation S-K and Instruction 4 to that item.

Selected Financial Data, page 20

11.   We see that the pro forma and other data throughout your filing is not complete. We will review this data once you complete the disclosures.

12.   We note the pro forma adjustment to increase general and administrative expenses for salaries, accounting, taxes and other costs that "were absorbed by Zunicom." Explain these and other services that Zunicom performs on behalf of the company in expanded detail. Confirm that your historical income statements reflect all costs of doing business, including costs incurred by Zunicom on your behalf. Refer to SAB Topic 1-B.

13.   In this regard, the pro forma information presented does not appear to meet the presentation guidelines of Article 11 of Regulation S-X. Specifically tell us why you believe each of these pro forma adjustments are (i) directly attributable to the transaction; (ii) expected to have a continuing impact on the registrant; and (iii) factually supportable. We may have additional comments after reviewing your response.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

14.   In the third full paragraph on page 23 you highlight your "large and extensive inventory" as key competitive advantage. Where you cite your inventory levels here and throughout your prospectus, revise to disclose the portion of your inventory that is dedicated to specific customers. We note, for example, your disclosure on page F-10 that as of June 30, 2006, you held $9,700,000 of your $17,000,000 of inventory pursuant to your agreement with Brinks.

Liquidity and Capital Resources, page 25

15.   Expand to describe the reasons for the increases and decreases in the various components of working capital cited as impacting cash flow from operations. In general, when you describe the effects of changes in working capital on cash flow from operations, the reasons for these changes should also be described.

16.   We note that your loan agreements contain a restrictive covenant that limits annual capital expenditures to $100,000. Under use of proceeds you indicate that you intend to use a portion of the net proceeds from the offering to develop and open new regional logistics centers and retail outlets estimating the cost between $.5 million to $1.0 million. Please discuss in your MD&A the effect these restrictive covenants will have on your future expansion.

17.   We note that you must maintain certain financial covenants under your line of credit agreement. Revise to define and quantify the financial and other covenants that you are required to maintain. Our concern is that the reader is unable to determine the degree to which you are in compliance or not in compliance with these covenants.

Business, page 29

Industry Background, page 29

18.   Please provide us with the Freedonia Group report cited on page 29, clearly marked to support references made in your prospectus. In addition, please tell us whether Freedonias consented to your use of their data and whether any reports were prepared specifically for your use.

Customers, page 33

19.   In an appropriate section of your prospectus, disclose all the material terms of your agreement with Brinks, including the agreement term, terms directing you to purchase products from suppliers specified by Brinks, inventory buy-back provisions and cancellation fees, as appropriate. Please file the Brinks agreement electronically as an exhibit since it appears it was originally filed in paper as an exhibit to a filing by your parent and may not be easily accessible by potential investors.

Sources and Availability of Products, page 33

20.   Please revise your disclosure to specify which Pacific rim countries are sources of your products and clearly state the percentage of your products sourced from foreign suppliers.

21.   Please reconcile your statement in the first paragraph that you do not depend on a single source for the products you stock and sell with the second risk factor on page 8 and your statement in the second paragraph that 80% of your battery purchases came from a single supplier.

Legal Proceedings, page 37

22.   Please revise the second paragraph to disclose the nature of the breach of contract claim.

Cash Bonus Plan, page 41

23.   Please disclose how your board of directors determines the targeted pre-tax income amount for the cash bonus plan. Please file any agreement related to this plan as an exhibit to your registration statement.

Certain Relationships and Related Party Transactions, page 43

24.   We note your disclosure in the first paragraph on page 43. Please confirm that your disclosure addresses the period required by Instruction 2 to Item 404.

25.   Please revise your disclosure in the first bullet point to identify with greater specificity the timing and nature of the distributions to Zunicom, Inc.

26.   Disclose the nature of the management services Zunicom provided to you in exchange for the management fees referenced in the first bullet point. Disclose the material terms of any agreement related to the management fees and file the agreement as an exhibit.

27.   We note your disclosure in the third bullet point regarding $177,000 owed to you by AlphaNet. Please provide the disclosure required by Item 404(c) regarding this indebtedness.

28.   Reconcile your disclosure in bullet point three that the AlphaNet debt "is being forgiven in connection with this offering" with your disclosure on page 6 that it will be assigned to Zunicom as partial payment of your current payable to Zunicom.

29.   Please tell us why your disclosure here does not include a discussion of the lease of office and warehouse space referenced on page F-15.

Shares Eligible for Future Sale, page 47

30.   Disclose the "certain limited exceptions" to the lock up agreement referenced in the second paragraph.

Financial Statements

General

31.   Consideration should be given on an ongoing basis to the updating requirements of Rule 3-12 of Regulation S-X. All amendments should contain a currently dated accountant's consent.

Statement of Income, page F-5

32.   We note on page 22, that your business is a mixture of both services and products. Revise your statement of income to separately disclose revenues from the sale of products, services, and other products if revenues from any individual referenced component are more than 10 percent of the total revenue for the year.   Related

cost and expenses should be combined and disclosed separately. Refer to
Regulation S-X, Article 5-03(b)(1) and (2).

Note B. Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-11

33.   We note that your revenue recognition policy does not currently address each of
the sources from which you earn revenue. With a view towards clearer disclosure
for investors, please provide us with a clear discussion of each material source of
revenue, including a brief description of the good, service or activity from which
you generate such income, and a clear description of your policy for recognizing
revenues from that source. Please include a clear discussion of the activities that
would indicate that the revenue recognition criteria outlined in SAB 104 has been
met.

Address all rights granted to your customers as part of your sales contracts,
including the right of return, customer acceptance, etc. and explain how those
terms impact the timing of revenue from each source.

34.   We note that you recognize "drop shipment" transactions where products are
shipped directly from the vendor to the customer, on a gross basis. Please tell us
why gross versus net basis is appropriate and support your conclusion with an
analysis of each of the indicators included in EITF 99-19. Explain in detail the
buy-back agreement you have with customers and the impact this has on your
revenue recognition. Also, please tell us if:

- The supplier is responsible for fulfilling the ordered product or service,
including remedies if the customer is dissatisfied.
- The company earns a fixed dollar amount per customer transaction regardless
of the amount billed to the customer.
- The credit risk is assumed by the supplier.

35.   We note that you "generally" recognize revenue at the time the customer takes
title to the product. Please explain when this would not be the case. Revise to
clarify.

Note C. Inventories, page F-13

36.   Please explain in detail the agreement you entered into with Brinks regarding the
security related inventory. Specifically:
- Why you believe you have the risk and rewards of ownership;
- Explain if you take title to the inventory;
- Explain if you have the risk of physical or economic loss; and

- Further clarify how this inventory meets the definition of an asset under the guidance set forth in CON 6.

Note I. Commitments and Contingencies, page F-17

Litigation

37.   We note on page 37 the disclosure of the legal proceedings with Energizer Holdings and Eveready Battery and a former sales representative, which, "depending on the amount and timing…(y)our future results of operations or cash flows could be materially adversely affected." Revise to disclose these disputes in the notes to the financial statements. Refer to paragraph 10 to SFAS 5. If you believe no disclosure is necessary, please explain and support.

Part II

Item 17. Undertakings, page II-2

38.   Please provide the undertakings contained in Items 512(a)(5)(ii), 512(a)(6), 512(f) and 512(h)(3)of Regulation S-K.

Exhibits

39.   Please file complete, executed exhibits. For example, we note your disclosure on pages 41 and 42 that you have entered into employment agreements with named executive officers, but that you filed unexecuted versions of those agreements as exhibits 10.2, 10.3 and 10.4. We also note that exhibit 10.10 is unexecuted.

40.   Please file material amendments to agreements filed as exhibits. We note, for example, your reference to amendments to your revolving credit facility on page 27.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dennis Hult at (202) 551-3618 or Angela Crane, Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Joel J. Goldschmidt, Esq. – Mores, Zelnick, Rose & Lander LLP